Exhibit 99.1

SOS Project Investment Cooperation Agreement

July 2020

SOS

Project Investment Cooperation Agreement

Party A: Qingdao West Coast New District Management Committee

Legal Representative: An Zhou

Address: No.369 Changjiang Middle Road, Huangdao District, Qingdao, Shandong Province

Party B: SOS Information Technology Co., Ltd.

Legal representative: Yilin Wang

Address: Room 1401, Block B, Lehuo Building, qiaoxi district, Shijiazhuang, Hebei

Qingdao West Coast New District is the ninth national new district approved by the State Council. It is located on the west coast of Jiaozhou Bay, Qingdao. It undertakes the strategic missions of maritime power and integration of defense and civilian technologies, and is the leader of Qingdao’s economic and social development.

The major shareholders of SOS are composed of many senior natural persons who have worked in insurance, banking, medical and other industries. In 2018, they became the first batch of high-tech enterprises in Guizhou, with the call center license “Class II Value-added Telecommunications Business License” issued by the Ministry of Industry and Information Technology and the national unified special service number 952122.The company currently has more than 60 high-tech talents, focusing on the research and development of big data, cloud computing, Internet of Things, block chain and artificial intelligence, and has built an SOS cloud emergency rescue service SOS platform led by three major products: basic cloud (medical rescue card, car rescue card, financial rescue card, rescue mutual aid card), cooperative cloud (information rescue center, intelligent big data, intelligent software and hardware), and information cloud (today’s news, today’s e-commerce)Provide marketing-related data, technology and solutions for emergency rescue services such as insurance, finance, medical care, health, automobile, safety and mutual assistance, and drive big data with technology to build an international efficient rescue service system.

According to the Contract Law of the People’s Republic of China and other laws and regulations, Party A and Party B have entered into this project cooperation agreement on the basis of equality and voluntariness after full consultation on the principle of friendly cooperation and mutual benefit.

Chapter I Project Overview

Article 1

Party b plans to relocate the headquarters of SOS from Guizhou to Qingdao west coast new district, and invest in the construction of SOS cloud financial center (tentative name, the same below), SOS cloud data center, SOS cloud customer service center, SOS cloud star chain center, SOS cloud emergency rescue center and supporting industrial chain incubation center. The total investment of the project is 1 billion US dollars (or corresponding amount of RMB), the total registered capital is not less than 100 million US dollars (or corresponding amount of RMB), and the total investment of Phase I is not less than 50 million US dollars (or corresponding amount of RMB).

Article 2

Within 12 months after the signing of this Agreement, with the strong support and cooperation of Party A, Party B shall complete the relocation of the headquarters of SOS Company and the registration and establishment of the project company.

Chapter II Project Construction

Article 3 Construction of the first phase of the project

Within one month from the signing date of this agreement, Party B shall complete the first lease of 4000 square meters of office space, and strive to formally operate the first phase of the project before the end of August 2020.

Article 4 Construction of Phase II Project

(1) After the operation of the first phase of the project, Party A will provide Party B with about 15 mu (about 10000 square meters) of industrial land (based on the actual land supply area), which will be used to build the headquarters operation center and supporting facilities for 5,000 people working 24 hours a day.

(2) After the operation center of Party B’s headquarters is completed and put into operation, in combination with the planning of Party B’s rescue center and according to the development of the project, Party A reserves about 100 mu (about 66666.67 square meters) of industrial land (based on the actual land supply area) in a suitable area to meet the needs of the rescue center project, and the specific matters shall be separately agreed by both parties.

(3) In order to meet Party B’s own employment needs and the need to introduce talents to the local area, Party A coordinates to reserve houses and supporting facilities for 5,000 people in the surrounding area of Party B’s industrial park. The specific location and price shall be separately agreed by both parties according to the actual situation.

Party B shall obtain the land for the above projects through legal means and start construction in time.

Chapter III Rights and Obligations

Article 5 Rights and Obligations of Party A

1. Provide Party B with high-quality services and a good development environment, maintain Party B’s normal production and operation order, and coordinate relevant government functional departments and relevant units in the region to provide services for Party B’s projects.

2. Assist Party B’s project company in handling various examination and approval procedures related to project construction.

3. Give Party B the following support for the project:

3.1. Rewards for landing the project: if party b registers the SOS headquarters project in the west coast new district, and the foreign capital company registered by party b has paid in USD 100 million or more and USD 50 million (inclusive) to USD 100 million, party a shall reward 3% and 2% of the actual foreign capital received in that year respectively, with the maximum reward of RMB 100 million. If the paid-in registered capital of the domestic-funded headquarters company registered by Party B is 100 million yuan (inclusive) to 1 billion yuan, 1 billion yuan (inclusive) to 2 billion yuan, 2 billion yuan and above, combined with the district-level local contribution of the enterprise, the maximum rewards will be 10 million yuan, 20 million yuan and 40 million yuan respectively. The above rewards will be cashed in three years according to the proportion of 30%, 30% and 40%, and the project landing rewards will be cashed in three years.

3.2. Office space rental and decoration subsidy: provide Party B with an office space of not less than 4,000 square meters for the first phase of the project, which can be expanded to 20,000 square meters, and give full rent subsidy within five years, and pay it within 30 working days after Party B provides relevant information such as lease agreement and rent invoice; Party A shall provide subsidies according to the decoration standard not exceeding 1000 yuan/square meter, and the total decoration subsidies shall not exceed RMB 8 million, which shall be settled according to the actual conditions. In the later stage, the office space will be expanded according to the project advancement, and Party A will still provide subsidies according to the decoration standard of not more than 1000 yuan/m2.

3.3. Rent subsidy for expert apartments: 30 sets of expert apartments will be provided for the first phase of the project, and the full rent subsidy will be given within five years, with the total rent not exceeding 1 million yuan/year, which will be paid within 30 working days after Party B provides relevant information such as the lease agreement and rent invoice for the project.

3.4. Local contribution reward:

3.41. The municipal retained portion (50% of value-added tax paid by Party B, 100% of additional tax and 40% of enterprise income tax) formed by Party B, its holding companies and newly registered enterprises (the park certificate of Party B) after paying taxes in Qingdao West Coast New District from the date of tax registration will be rewarded at 88% in the first five years and 70% in the next five years. The above rewards will be cashed quarterly and paid in place within 30 working days after tax payment.

3.42. Within five years from the date of tax registration of Party B’s project company, the project party, its holding company or executives of newly registered enterprises with an annual salary of more than 300,000 yuan will be rewarded with 100% of the district-level contribution of personal income tax paid by them. The above awards will be cashed annually and paid in place within 30 working days after tax payment.

The above 3.1-3.4 support funds shall not exceed the municipal local contribution formed by the project in that year.

3.5. Listing policy: According to the Several Policies on Promoting the Development of Modern Financial Industry in Qingdao West Coast New District (Qingxi Xinguanfa [2019] No.44), Party B’s project company has achieved overseas listing, and Party A gives Party B policy support such as counseling subsidy and material subsidy.

3.6. Talent policy: The high-level talents and university graduates introduced by Party B shall be rewarded and subsidized according to Party A’s current talent policy.

3.7. Actively assist Party B in seeking the support policies of the state, Shandong Province and Qingdao Municipality on the related industries of Party B’s projects.

3.8. Demonstration project support: explore the construction of big data demonstration project, give priority to the pilot project in the new district under the same conditions, and actively assist the project party to promote the demonstration in Qingdao, Shandong Province and even the whole country.

3.9. Party B can participate in the related insurance business of state-owned enterprises and the government in Qingdao West Coast New District in an open and fair manner.

3.10. Party A actively recommends Party B to participate in the capital increase and share expansion of Qingdao legal person insurance industry in a market-oriented manner.

Article 6 Rights and Obligations of Party B

1. according to the agreement to complete the total project investment, registered capital and local tax contribution and other economic and social indicators:

1.1. promise to complete the relocation of SOS headquarters and the registration and establishment of the project company within 12 months after the signing of this agreement. The registered capital of SOS project company is USD 100 million (or the corresponding amount of RMB). From the date of registration, the capital in place of the above project company is not less than RMB 1 billion (including USD 100 million in place) within one year, and all the funds are in place within three years, with RMB 3 billion (including USD 300 million in place).If the foreign capital in place cannot be completed due to the national foreign exchange management policy, it can also be supplemented with an equivalent amount of RMB.

1.2. It is promised that the operating life of SOS headquarters project in Qingdao West Coast New District will be no less than 10 years under normal circumstances. After the project is officially put into operation, the operating income in the first full tax year will be no less than 1.5 billion yuan, the total annual tax payment will be no less than 100 million yuan, the operating income in the second year will be 3.5 billion yuan, the tax revenue will be no less than 200 million yuan, the operating income in the third year will reach 5 billion yuan, the tax revenue will be no less than 300 billion yuan, and the accumulated operating income in five years will be no less than 30 billion yuan and the total tax payment is not less than 1.5 billion yuan.

2.after obtaining the construction land of the project, the construction and operation shall be started in accordance with the contents and time limit agreed in the agreement.

3. Enjoy Party A’s right to support policies in accordance with relevant regulations.

4.Any changes in equity of Party B (project company), including but not limited to merger, division, equity transfer and other major issues affecting the development of the project, shall be notified to Party A in writing in advance; Without the written consent of Party A, Party B shall not transfer its equity without authorization before all its investment projects are completed or formally put into production.

Chapter IV Liability for breach of contract

Article 7 Both parties shall fully perform the agreement in accordance with the agreement and relevant laws and regulations. If either party fails to perform the agreement or fails to fulfill the agreement, it shall bear the liability for breach of contract, such as continuing to perform, taking remedial measures or compensating for losses, until the observant party unilaterally cancels the agreement and recovers the losses.

Article 8 If the purpose of this Agreement cannot be achieved or the Agreement cannot be fully performed according to the agreement due to force majeure (earthquake, plague, social unrest, typhoon, etc.), serious market deterioration, economic crisis or national, provincial and municipal policy adjustment and planning adjustment during the performance process, the affected party shall notify the other party in time, and both parties shall not be liable for breach of contract, and may terminate the Agreement or modify the contents and methods of performance of the Agreement; However, if the loss of the other party is increased due to the delay in notification, compensation shall be made.

Article 9 If Party B fails to perform or fails to fully perform the relevant agreements in Articles 1, 2, 3 and 6 of this Agreement, Party A has the right to investigate Party B’s liability for breach of contract, adjust or cancel the support policy, terminate the contract, and have the right to request Party B to return the support funds paid in advance; Where economic losses are caused to Party A, Party B shall compensate Party A..

Article 10 Without the written consent of Party A, Party B shall not transfer the rights and obligations stipulated in this Agreement to a third party. If Party B transfers in breach of contract, Party A may unilaterally terminate the agreement and investigate the other party’s liability for breach of contract.

Chapter V Other Matters

Article 11 after the entry into force of the agreement, either party shall not fail to perform its obligations due to the change of name or the change of project leader and contractor. In case of the above changes or changes in contact information and contacts, the other party shall be notified in writing in a timely manner.

Article 12 Both Party A and Party B have the obligation to keep the contents of this Agreement and related matters confidential, and one party shall not disclose it to any third party without the written consent of the other party.

Article 13 Any dispute arising from the implementation of the agreement shall be settled through active negotiation between Party A and Party B. If negotiation fails, both parties agree to submit it to Qingdao Arbitration Commission for arbitration in accordance with its arbitration rules.

Article 14 For matters not covered in this Agreement or special matters in the performance of this Agreement, both parties may sign a supplementary agreement after negotiation.

Article 15 The conclusion, validity, interpretation, performance and dispute settlement of this Agreement shall be governed by the laws of the People’s Republic of China.

Article 16 This Agreement is made in quadruplicate, with Party A and Party B holding two copies respectively, which have the same legal effect.

Article 17 This Agreement shall come into force as of the date of signature and seal of both parties.

(there is no text below)

Party A: (seal)		Party B: (seal)

Legal representative or		Legal representative or

Authorized Agent (signature):	/s/ Zhijun Wang	Authorized Agent (signature):	/s/ Yilin Wang

Date of Signing: 07/17/2020		Date of Signing: 07/17/2020